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                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2001

                         Commission File Number: 1-5318

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       KENNAMETAL INC. 2000 EMPLOYEE STOCK
                                  PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Kennametal Inc.
                               1600 Technology Way
                                  P.O. Box 231
                           Latrobe, Pennsylvania 15650


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                KENNAMETAL INC. 2000 EMPLOYEE STOCK PURCHASE PLAN
                          INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----

Report of Independent Public Accountants..................................  2

Financial Statements:

     Statement of Net Assets Available for Plan Benefits
     December 31, 2001....................................................  3

     Statement of Changes in Net Assets Available for Plan Benefits
     Period from inception (March 1, 2001) to December 31, 2001...........  4

     Notes to Financial Statements........................................  5

Signatures................................................................  8

Exhibit 23 - Consent of Independent Public Accountants....................  9

Exhibit 99 - Arthur Andersen Quality Control Representation .............. 10









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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Kennametal Inc. and to the Kennametal Inc. Committee on Organization and Compensation:

We have audited the accompanying statements of net assets available for plan benefits of the Kennametal Inc. 2000 Employee Stock Purchase Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the period from inception (March 1, 2001) to December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001, and the changes in net assets available for plan benefits for the period from inception (March 1, 2001) to December 31, 2001, in conformity with accounting principles generally accepted in the United States.


/s/ ARTHUR ANDERSEN LLP
-----------------------
Arthur Andersen LLP

Pittsburgh, Pennsylvania
March 29, 2002













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                KENNAMETAL INC. 2000 EMPLOYEE STOCK PURCHASE PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 2001

ASSETS
     Participant deposits due from Kennametal Inc.              $      163,643

LIABILITIES
     Stock purchase payable                                            163,643
                                                                --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                          $           --
                                                                ==============


The accompanying notes are an integral part of these statements.













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                KENNAMETAL INC. 2000 EMPLOYEE STOCK PURCHASE PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
           PERIOD FROM INCEPTION (MARCH 1, 2001) TO DECEMBER 31, 2001



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Participant contributions                             $      578,866

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Contributions used for stock purchases                      (578,866)
                                                           --------------

NET CHANGE                                                             --

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
     Beginning of period                                               --
                                                           --------------
     End of year                                           $           --
                                                           ==============


The accompanying notes are an integral part of these statements.








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                KENNAMETAL INC. 2000 EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


1.   DESCRIPTION OF PLAN

The following general description of the Kennametal Inc. 2000 Employee Stock Purchase Plan, as amended (the Plan), is provided for general information purposes only. Participants should refer to the Plan document for complete information.

The Plan is an employee stock purchase plan, established on March 1, 2001, to enable eligible employees of Kennametal Inc. (the company) and certain subsidiaries to purchase Kennametal Inc. capital stock at a discount from the fair market value. The purchase price is equal to 85 percent of the lower of the fair market value of the stock as of the first business day and the last business day of a purchase period. If either of these days is on a weekend or U.S. holiday, this day is the previous business day the New York Stock Exchange
(NYSE) was open. Fair market value is determined as the average of the high price and the low price on each of the applicable dates, as quoted on the NYSE.

Each calendar year is divided into four purchase periods, each three months in duration, the first of which is January 1 through March 31, followed by April 1 through June 30, July 1 through September 30, and October 1 through December 31. The first purchase period was March 1, 2001 through March 31, 2001, with three-month purchase periods thereafter. Subsequent purchase periods automatically commence unless otherwise specified by the Plan Administrator.

The Plan has a ten-year lifetime and provides for the issuance of no more than 1,500,000 shares of the company's capital stock. The Plan, however, will terminate when all shares available for issuance have been sold. The shares may be unissued shares or reacquired shares, including shares purchased on the open market.

The Plan is intended to qualify as an "employee stock purchase plan" under
Section 423 of the U.S. Internal Revenue Code of 1986, as amended (the Code). The Plan is not intended to be a qualified pension, profit-sharing or stock bonus plan under Code Section 401(a), nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

ADMINISTRATION OF THE PLAN - The Plan is administered by the Kennametal Board of Directors Committee on Organization and Compensation. It has delegated these responsibilities to a Plan Administrator. Mellon Investor Services functions as the recordkeeper and custodian for the Plan.

ELIGIBILITY - Currently, employees in the United States and Canada are eligible to participate in the Plan if:

     - their customary employment is more than 20 hours per week and they are employed more than five months per year, including individuals designated as "full-time employees" and "regular part-time employees" under the company's current human resources policy, and

     - they own less then 5 percent of the total combined voting power of all outstanding shares of all classes of securities of the company.






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Participation begins on the first day of the first payroll period subsequent to the employee's enrollment date.

PARTICIPANT ACCOUNTS - A separate account is maintained by the recordkeeper for each participant in the Plan, reflecting share purchases and sales, purchase or sale prices, dividends reinvested and investment gains and losses.

CONTRIBUTIONS - The Plan allows participants to elect an after-tax contribution rate of 1% to 15% of the employee's pay, which includes gross earnings, including overtime pay, shift premiums, incentive compensation, incentive payments, bonuses, and other cash compensation. Contributions are made through payroll deductions and are held by the company until shares are purchased. Employees may not purchase more than $25,000 worth of stock through the Plan in any one year; any contributions in excess of this amount are refunded to the employee. No interest is paid on contributions made during a purchase period. The company does not make contributions to the Plan.

Employee contributions are used to purchase shares of company stock on the purchase date, or the last business day of each purchase period (each March 31, June 30, September 30, and December 31). If the purchase date is on a weekend or is a U.S. holiday, the purchase date will be the previous business day of the purchase period in which the NYSE was open. Purchases are made in whole and fractional shares. Purchases are made automatically, unless a participant withdrawal is executed prior to the purchase date.

A participant may withdraw or discontinue their contributions to the Plan prior to the purchase date. When a withdrawal occurs, all contributions made during the purchase period are returned to the participant. Any shares previously purchased remain in the participant's account despite discontinuing contributions or withdrawing from the Plan.

SALE OF STOCK - Shares purchased under the Plan are currently subject to a restriction period of two years from the beginning of the purchase period during which they were purchased. Shares may not be sold, pledged or otherwise transferred during this two-year restriction period.

DIVIDENDS - Dividends paid on stock held in participant accounts are automatically reinvested in additional shares of stock. Shares purchased with dividends are priced at 100 percent of the fair market value of the stock as of the date dividends are paid. There is no time requirement for holding shares purchased with dividends.

2.   ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Plan are maintained on the accrual basis of accounting.

PLAN EXPENSE - Administrative fees and expense of the Plan are paid by the company.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator and company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.




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3.   PARTICIPANT DEPOSITS DUE FROM KENNAMETAL INC.

At December 31, 2001, the Plan was obligated to purchase approximately 6,233 shares of company capital stock on behalf of the participants. The liability is reflected in the accompanying Statement of Net Assets Available for Plan Benefits as participant deposits due from Kennametal Inc. The capital stock was purchased and distributed directly to the participants' accounts in January 2002.

4.   TAX STATUS

It is the intention of the company to have the Plan qualify under Section 423 of the Code. The provisions of the Plan have been construed to extend and limit participation in a manner consistent with the requirements of that section of the Code. Participating employees may be subject to federal, state, provincial or local income tax on income derived from the Plan.

5.   PLAN MODIFICATIONS

The Kennametal Board of Directors may amend or suspend the Plan at any time. However, no amendment can adversely affect participant rights under the Plan in the current purchase period.

Although it has not expressed any intent to do so, the Kennametal Board of Directors may terminate the Plan at any time. If it does, the Plan will terminate in its entirety, and no further purchase rights will be granted or exercised and no further payroll contributions will be collected.







                                       7
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                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Inc. 2000 Employee Stock Purchase Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in Unity Township, Westmoreland County, Commonwealth of Pennsylvania.


                                         KENNAMETAL INC. 2000 EMPLOYEE
                                         STOCK PURCHASE PLAN


           Date:  March 29, 2002         By:  /s/ M. Rizwan Chand
                                              ----------------------------
                                              M. Rizwan Chand
                                              Kennametal Inc.
                                              Vice President,
                                              Chief Human Resources Officer















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